Exhibit 99.1

Skyline Builders Group Holding Limited Announces Proposed Share Consolidation

Hong Kong, August 25, 2025 (GLOBE NEWSWIRE) -- Skyline Builders Group Holding Limited (NASDAQ: SKBL) (the “Company”), a civil engineering services provider in Hong Kong, today announced that on August 24, 2025, its Board of Directors approved a proposal to consolidate the Company’s authorized, issued, and outstanding shares (“Share Consolidation”). The proposal will be presented for shareholder approval at an upcoming extraordinary general meeting.

Under the proposal to be presented at the upcoming extraordinary general meeting, shareholders will be asked to approve the consolidation of the Company’s authorized, issued, and outstanding shares at a ratio of ten (10) ordinary shares into one (1), or at such lesser whole number as the Board may determine in its sole discretion, but not fewer than two (2) shares into one (1). If approved, the Board will set the final consolidation ratio and effective date, with the Share Consolidation to be implemented within one year of shareholder approval. The consolidated shares will retain the same rights and restrictions as existing shares, other than par value.

No fractional shares will be issued as a result of the Share Consolidation. Any resulting fractional shares will be rounded up to the nearest whole share, ensuring that no fractional ordinary shares remain outstanding.

If the Share Consolidation is implemented, any changes to the Company’s trading symbol or CUSIP number on the NASDAQ Capital Market will be announced in a separate notice.

Further details regarding the extraordinary general meeting will be provided in the proxy statement and notice of meeting to be distributed to shareholders.

About Skyline Builders Group Holding Limited

Skyline Builders Group Holding Limited operates as an Approved Public Works Contractor undertaking roads and drainage to its customers in Hong Kong. Its construction activities mainly include public civil engineering works, such as road and drainage works, in Hong Kong. It mostly undertakes civil engineering works in the role of subcontractor, while it is also fully qualified to undertake such works in the capacity of main contractor. The Company’s public sector projects mainly involve infrastructure developments while private sector projects mainly involved residential and commercial developments.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. These forward-looking statements include statements regarding the proposed Share Consolidation, the Company’s ability to grow its business, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Skyline Builders Group Holding Limited
Investor Relations Department
Email: ir@skylinebuilders.cc